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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                    Filing No. 1 for the Month of July, 2002

                         ADB Systems International Inc.
                         ------------------------------
                           (Exact name of Registrant)

          6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F X    Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes __     No X

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                         ADB SYSTEMS INTERNATIONAL INC.

         On July 5, 2002, ADB Systems International Inc. ("ADB" or the "Company") announced that it expects to report revenue of $1.54 million for the second quarter ended June 30, 2002, an increase of three percent over first quarter results. Previously, the Company forecasted a 10 percent growth in revenue for the quarter.

         The Company also reported that consistent with previous guidance, it will meet its targets for reducing expenses, but because of unanticipated charges relating to corporate activities, its operational loss for the second quarter will be slightly higher than the previous quarter.

         Current economic conditions make it impossible for the Company to provide guidance for third quarter activities or to predict how long the Company's existing funds will support operations. The Company is currently exploring a number of funding opportunities.

         This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB's results to differ materially from expectations. These risks include ADB's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of ADB's products and services, competitive factors, new products and technological changes, and other such risks as ADB may identify and discuss from time to time, including those risks disclosed in ADB's most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that ADB's plan will be achieved.

         The Company hereby incorporates by reference this Form 6-K into its Registration Statement on Form F-3, and into the prospectus contained therein (File No. 333-40888).

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                ADB SYSTEMS INTERNATIONAL INC.

Date: July 5, 2002              By:  /s/ JOHN MACKIE
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                                     Name:  John Mackie
                                     Title: Vice-President, General Counsel and
                                            Corporate Secretary